                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                          Fox & Hound Restaurant Group
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    351321104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 19, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this  schedule  because of Rule  13d-1(e),  13d-1(f) or  13d-1(g),
check the following box. |_|

                  NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 23 Pages)

--------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 2 of 23 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 3 of 23 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 4 of 23 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 5 of 23 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 6 of 23 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 7 of 23 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 8 of 23 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 9 of 23 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      F&H ACQUISITION CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   836,049
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              836,049
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 10 of 23 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NPSP ACQUISITION CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 11 of 23 Pages
-------------------------                              -------------------------

                  The following  constitutes Amendment No. 1 ("Amendment No. 1")
to the Schedule 13D filed by the  undersigned.  This  Amendment No. 1 amends the
Schedule 13D as specifically set forth.

         Item 2 is hereby amended and restated to read as follows:

Item 2.           IDENTITY AND BACKGROUND.

                  (a) - (c) This  Statement  is jointly  filed by NP, NCM,  NCG,
Mark E. Schwarz,  Steel Partners II, Partners LLC, Warren G.  Lichtenstein,  F&H
Acquisition and NPSP Acquisition Corp. ("NPSP Acquisition")  (collectively,  the
"Reporting  Persons").  Because Mark E.  Schwarz is the managing  member of NCG, which is the general partner of NCM, which in turn is the general partner of NP, each of NCM,  NCG and Mark E.  Schwarz may be deemed,  pursuant to Rule 13d-3 of the  Securities  Exchange  Act  of  1934,  as  amended  (the  "Act"),  to be the beneficial  owners of all shares of Common Stock held by NP. Partners LLC is the general  partner of Steel Partners II. The sole  executive  officer and managing member of Partners LLC is Warren G. Lichtenstein,  who is Chairman of the Board,
Chief Executive Officer and Secretary.  By virtue of his positions with Partners
LLC and Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's  shares of Common Stock owned by Steel Partners II. Mark E. Schwarz is the sole Director and the President  and Chief  Executive  Officer of each of
F&H  Acquisition  and NPSP  Acquisition.  The Reporting  Persons are filing this
Statement jointly, as they may be considered a "group" under Section 13(d)(3) of the Act. However,  neither the fact of this filing nor anything contained herein shall be deemed to be an  admission by the  Reporting  Persons that such a group exists.

                  The principal  occupation of Mark E. Schwarz is serving as the managing  member of NCG. The principal  business of NCG is acting as the general partner of NCM. The principal  business of NCM is acting as the general  partner of NP. The principal business of NP is investing in securities.

                  The principal  occupation of Mr.  Lichtenstein is investing in the securities of small cap companies.  The principal business of Steel Partners
II is investing in the securities of small cap companies. The principal business of Partners LLC is acting as the general partner of Steel Partners II.

                  The principal  business of F&H  Acquisition is to serve as the entity  by which NP and  Steel  Partners  II  commence  a cash  tender  offer to purchase all of the outstanding Common Stock of the Issuer.

                  NPSP   Acquisition  is  a   wholly-owned   subsidiary  of  F&H
Acquisition.  The  principal  business  of NPSP  Acquisition  is  serving  as an acquisition  vehicle for the purpose of  consummating  the cash tender  offer to purchase  all of the  outstanding  Common  Stock of the Issuer.  Mr.  Schwarz is
Chairman of the Board of NPSP Acquisition and its sole director.

                  The  principal  business  address for each of NP, NCM, NCG and
Mr. Schwarz is 300 Crescent Court, Suite 1110, Dallas, Texas 75201.

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 12 of 23 Pages
-------------------------                              -------------------------

                  The principal  business address for each of Steel Partners II,
Partners LLC and Mr.  Lichtenstein is 590 Madison Avenue,  32nd Floor, New York,
New York 10022.

                  The principal business address for each of F&H Acquisition and
NPSP  Acquisition is c/o Newcastle  Partners,  L.P., 300 Crescent  Court,  Suite
1110, Dallas, Texas 75201.

                  (d) During the last five years,  none of the Reporting Persons has been convicted in a criminal  proceeding  (excluding  traffic  violations or similar misdemeanors).

                  (e) During the last five years,  none of the Reporting Persons has been a party to a civil proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) NP, NCM and NCG are organized  under the laws of the State of Texas.  Steel Partners II, Partners LLC, F&H Acquisition and NPSP Acquisition
are  organized  under the laws of the State of  Delaware.  Messrs.  Schwarz  and
Lichtenstein are citizens of the United States of America.

         Item 4 is hereby amended to add the following:

                  As  previously  reported in this Schedule 13D, on December 12,
2005, F&H  Acquisition,  an entity owned by NP and Steel Partners II,  announced its intention to commence a cash tender offer to acquire all of the  outstanding shares of Common Stock of the Issuer that it does not already own for $14.75 per share (the "Tender Offer"). On December 19, 2005, F&H Acquisition issued a press release  announcing  (i)  that  as a  result  of its  due  diligence  review  of information  provided to it by the Issuer it has revised the purchase  price per share of the  Tender  Offer  from  $14.75 per share to $14.50 per share and (ii)
that it has entered  into  discussions  with the Issuer on the terms of a tender offer/merger  agreement.  A copy of the  press  release  is  attached  hereto as
Exhibit 4 and is incorporated herein by reference.

                  Also, on  December  19,  2005,  F&H  Acquisition   signed  and
delivered  in escrow a definitive  tender  offer/merger  agreement  (the "Merger
Agreement")  to acquire  all of the  outstanding  shares of common  stock of the
Issuer not already  owned by it for $14.50 per share.  The Merger  Agreement  is being held in escrow pursuant to a letter  agreement (the "Escrow  Letter") with the  Issuer.  The  Escrow  Letter  is  attached  hereto  as  Exhibit  5  and  is incorporated herein by reference.  Pursuant to the Escrow Letter, the Issuer has agreed to execute  and  deliver  the Merger  Agreement  before  January 6, 2006, unless prior to such time the Issuer's  Board has  determined  that the proposal contemplated by the Merger  Agreement no longer  constitutes a superior offer or the Issuer gives notice to F&H Acquisition that the Issuer is unable to make the representations  and  warranties  or perform  its  obligations  under the Merger
Agreement.

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 13 of 23 Pages
-------------------------                              -------------------------

         Item 5 is hereby amended and restated to read as follows:

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a)  The  aggregate  percentage  of  shares  of  Common  Stock reported to be owned by the Reporting  Persons is based upon  10,029,307  shares outstanding,  which is the total number of shares of Common Stock outstanding as of October  17,  2005,  as  reported  in the  Issuer's  Form 10-Q filed with the
Securities and Exchange Commission on October 17, 2005.

                  As of December 20, 2005, NP beneficially  owned 836,049 shares of Common Stock,  representing  approximately 8.3% of the issued and outstanding
Common Stock of the Issuer.

                  NCM,  as the  general  partner  of NP,  may also be  deemed to beneficially own the 836,049 shares of Common Stock beneficially owned by NP.

                  NCG,  as the  general  partner  of NCM,  which  in turn is the general partner of NP, may also be deemed to beneficially own the 836,049 shares of Common Stock beneficially owned by NP.

                  Mark E.  Schwarz,  as the managing  member of NCG, the general partner of NCM,  which in turn is the general  partner of NP, may also be deemed to beneficially own the 836,049 shares of Common Stock beneficially owned by NP.

                  Steel Partners II, Partners LLC and Mr. Lichtenstein currently do not beneficially own any shares of Common Stock of the Issuer.

                  F&H  Acquisition  may also be deemed to  beneficially  own the
836,049  shares of Common  Stock  beneficially  owned by NP, as NP has agreed to contribute such shares of Common Stock,  subject to certain  conditions,  to F&H
Acquisition.

                  NPSP Acquisition currently does not beneficially own shares of
Common Stock.

                  NCM, NCG and Mr. Schwarz disclaim beneficial  ownership of the shares of Common  Stock  held by NP,  except  to the  extent of their  pecuniary interest therein.  Steel Partners II, Partners LLC and Mr. Lichtenstein disclaim beneficial ownership of the shares of Common Stock held by NP.

                  (b) By virtue of his  position  with NP, NCM and NCG,  Mark E.
Schwarz  has the sole power to vote and  dispose  of the shares of Common  Stock owned by NP reported in this Statement.

                  (c) There have been no transactions in the Common Stock by the
Reporting Persons since the filing of the initial Schedule 13D.

                  (d) No person  other  than the  Reporting  Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

                  (e) Not applicable.

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 14 of 23 Pages
-------------------------                              -------------------------

         Item 6 is hereby amended to add the following:

                  As  described  above  in Item 4, on  December  19,  2005,  F&H
Acquisition,  NPSP Acquisition,  NP, Steel Partners II and the Issuer signed the
Escrow  Letter,  pursuant  to which the Issuer has agreed to execute and deliver the Merger  Agreement  before  January 6,  2006,  unless  prior to such time the
Issuer's  Board has  determined  that the  proposal  contemplated  by the Merger
Agreement no longer  constitutes a superior  offer or the Issuer gives notice to
F&H  Acquisition  that the  Issuer  is unable  to make the  representations  and warranties or perform its obligations under the Merger Agreement.

         Item 7 is hereby amended to add the following Exhibits:

                  3.       Joint  Filing   Agreement  by  and  among   Newcastle
                           Partners,  L.P., Newcastle Capital Management,  L.P.,
                           Newcastle  Capital  Group,  L.L.C.,  Mark E. Schwarz,
                           Steel  Partners II,  L.P.,  Steel  Partners,  L.L.C.,
                           Warren G.  Lichtenstein,  F&H  Acquisition  Corp. and
                           NPSP Acquisition Corp., dated December 22, 2005.

                  4.       Press release issued by F&H Acquisition  Corp., dated
                           December 19, 2005.

                  5.       Escrow Letter  Agreement  dated  December 19, 2005 by
                           and among F&H  Acquisition  Corp.,  NPSP  Acquisition
                           Corp.,  Newcastle Partners,  L.P., Steel Partners II,
                           L.P. and Fox & Hound Restaurant Group.

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 15 of 23 Pages
-------------------------                              -------------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this
Statement is true, complete and correct.

Dated:   December 22, 2005              NEWCASTLE PARTNERS, L.P.

                                        By: Newcastle Capital Management, L.P.,
                                            its General Partner

                                        By: Newcastle Capital Group, L.L.C.,
                                            its General Partner

                                        By: /s/ Mark E. Schwarz
                                            -----------------------------------
                                            Mark E. Schwarz, Managing Member

                                        NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                        By: Newcastle Capital Group, L.L.C.,
                                            its General Partner

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                            Mark E. Schwarz, Managing Member

                                        NEWCASTLE CAPITAL GROUP, L.L.C.

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                            Mark E. Schwarz, Managing Member

                                        /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        MARK E. SCHWARZ

                                        STEEL PARTNERS II, L.P.

                                        By: Steel Partners, L.L.C.
                                            General Partner

                                        By: /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein
                                            Managing Member

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 16 of 23 Pages
-------------------------                              -------------------------

                                        STEEL PARTNERS, L.L.C.

                                        By: /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein
                                            Managing Member

                                        /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        WARREN G. LICHTENSTEIN

                                        F&H ACQUISITION CORP.

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                        Name: Mark E. Schwarz
                                        Title: President and Chief Executive Officer

                                        NPSP ACQUISITION CORP.

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                        Name: Mark E. Schwarz
                                        Title: President and Chief Executive Officer

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 17 of 23 Pages
-------------------------                              -------------------------

EXHIBIT INDEX

Exhibit                                                                     Page
-------                                                                     ----

1.       Joint Filing Agreement by and among Newcastle Partners, L.P.,       --
         Newcastle Capital Management,  L.P., Newcastle Capital Group,
         L.L.C.,  Mark E.  Schwarz,  Steel  Partners II,  L.P.,  Steel
         Partners,  L.L.C., Warren G. Lichtenstein and F&H Acquisition
         Corp., dated December 12, 2005 (previously filed).

2.       Press release issued by F&H Acquisition Corp., dated December   --
         12, 2005 (previously filed).

3.       Joint Filing Agreement by and among Newcastle Partners, L.P.,     18-19
         Newcastle Capital Management,  L.P., Newcastle Capital Group,
         L.L.C.,  Mark E.  Schwarz,  Steel  Partners II,  L.P.,  Steel
         Partners,  L.L.C.,  Warren G.  Lichtenstein,  F&H Acquisition
         Corp. and NPSP Acquisition Corp., dated December 22, 2005.

4.       Press release issued by F&H Acquisition Corp., dated December    20
         19, 2005.

5.       Escrow Letter  Agreement dated December 19, 2005 by and among     21-23
         F&H Acquisition  Corp.,  NPSP  Acquisition  Corp.,  Newcastle
         Partners,  L.P.,  Steel  Partners  II,  L.P.  and Fox & Hound
         Restaurant Group.

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 18 of 23 Pages
-------------------------                              -------------------------

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(k)(1)(iii)  under the Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule  13D dated  December
22, 2005 (including  amendments thereto) with respect to the Common Stock of Fox
& Hound  Restaurant  Group.  This Joint  Filing  Agreement  shall be filed as an
Exhibit to such Statement.

Dated:   December 22, 2005              NEWCASTLE PARTNERS, L.P.

                                        By: Newcastle Capital Management, L.P.,
                                            its General Partner

                                        By: Newcastle Capital Group, L.L.C.,
                                            its General Partner

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                            Mark E. Schwarz, Managing Member

                                        NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                        By: Newcastle Capital Group, L.L.C.,
                                            its General Partner

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                            Mark E. Schwarz, Managing Member

                                        NEWCASTLE CAPITAL GROUP, L.L.C.

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                            Mark E. Schwarz, Managing Member

                                        /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        MARK E. SCHWARZ

                                        STEEL PARTNERS II, L.P.

                                        By: Steel Partners, L.L.C.
                                            General Partner

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 19 of 23 Pages
-------------------------                              -------------------------

                                        By: /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein
                                            Managing Member

                                        STEEL PARTNERS, L.L.C.

                                        By: /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein
                                            Managing Member

                                        /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        WARREN G. LICHTENSTEIN

                                        F&H ACQUISITION CORP.

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                        Name: Mark E. Schwarz
                                        Title: President and Chief Executive Officer

                                        NPSP ACQUISITION CORP.

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                        Name: Mark E. Schwarz
                                        Title: President and Chief Executive Officer

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 20 of 23 Pages
-------------------------                              -------------------------

NEWS RELEASE

CONTACT:

Daniel H. Burch
Jeanne M. Carr

MacKenzie Partners, Inc.

(800) 322-2885

FOR IMMEDIATE RELEASE:

          F&H ACQUISITION CORP. REVISES OFFER PRICE TO $14.50 PER SHARE
                        FOR FOX & HOUND RESTAURANT GROUP

         DALLAS,  TX -  DECEMBER  19,  2005  --  F&H  Acquisition  Corp.,  today announced that as a result of its due diligence  review of information  provided to it by Fox & Hound Restaurant Group  (Nasdaq:FOXX) it has revised the purchase price per share of the cash tender  offer it has  previously  announced  that it intends to commence to purchase all of the outstanding shares of common stock of
Fox & Hound  Restaurant Group not owned by it for $14.75 per share to $14.50 per share. In addition,  F&H Acquisition  Corp.  announced today that it has entered into  discussions  with  Fox &  Hound  on the  terms  of a  tender  offer/merger agreement.  There can be no assurance that these  negotiations  will lead to the execution of a definitive merger agreement with Fox & Hound.

         The  tender  offer  will  still be  subject  to  customary  conditions, including (i) a majority of Fox & Hound's  shares on a fully diluted basis being tendered and not withdrawn,  (ii)  expiration of the  applicable  waiting period under  the  Hart-Scott-Rodino  Antitrust  Improvements  Act of 1976,  (iii)  the
obtaining of all consents,  approvals or  authorizations  required by all state, city or local liquor  licensing  boards,  agencies or other similar entities and
(iv) F&H  Acquisition  Corp.  being  satisfied  that Section 203 of the Delaware
General  Corporation  Law is  inapplicable  to the  Offer  to  Purchase  and the potential  merger  thereafter.  The offer will not be subject to or  conditioned upon any financing  arrangements.  F&H Acquisition Corp. expects to commence the tender offer on or before December 23, 2005.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY
OR THE  SOLICITATION OF AN OFFER TO SELL ANY SHARES.  THE  SOLICITATION  AND THE
OFFER TO BUY FOX & HOUND'S  COMMON STOCK WILL ONLY BE MADE  PURSUANT TO AN OFFER
TO PURCHASE AND RELATED MATERIALS THAT F&H ACQUISITION CORP.  INTENDS TO FILE ON
OR BEFORE DECEMBER 23, 2005.  STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY
BECAUSE THEY CONTAIN IMPORTANT  INFORMATION,  INCLUDING THE TERMS AND CONDITIONS
OF THE  OFFER.  STOCKHOLDERS  WILL BE ABLE TO OBTAIN THE OFFER TO  PURCHASE  AND
RELATED  MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT
WWW.SEC.GOV OR FROM F&H ACQUISITION CORP.

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 21 of 23 Pages
-------------------------                              -------------------------

                              F&H Acquisition Corp.
                             NPSP Acquisition Corp.
                          c/o Newcastle Partners, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201

                                                              December 19, 2005

Fox & Hound Restaurant Group
1551 North Waterfront Parkway, Suite 310
Wichita, Kansas 67206
Attention: Steve Johnson

Dear Mr. Johnson:

         Delivered herewith is the Agreement and Plan of Merger,  dated December
19, 2005 (the "Merger Agreement"),  by and among Fox & Hound Restaurant Group, a
Delaware corporation ("Company"),  F&H Acquisition Corp., a Delaware corporation
("Purchaser"),  NPSP Acquisition Corp., a Delaware  corporation and wholly owned subsidiary  of  Purchaser  ("Merger  Sub"),  Newcastle  Partners,  L.P., a Texas
limited  partnership  ("NP"),  and Steel  Partners II, L.P., a Delaware  limited partnership  (together  with  Purchaser,  Merger  Sub  and  NP,  the  "Acquiring
Parties"), duly executed by each of the Acquiring Parties.

         Each of the Acquiring Parties hereby irrevocably agrees that such party shall not withdraw such party's  agreement to the Merger  Agreement or otherwise terminate  such  party's  offer  made to the  Company as set forth in the Merger
Agreement at any time prior to the earliest of:

         (a) 11:59 p.m. (Eastern Standard Time) on January 5, 2006;

         (b)  notification by the Company that the Company is unable to make the representations  and  warranties  or  perform  its  obligations  in  the  Merger
Agreement; and

         (c)  the  Board  of  Directors   has   determined   that  the  proposal
contemplated  by the  Merger  Agreement  is no longer a  Superior  Proposal  (as defined in Letter of Intent,  dated  October 4, 2005 (the  "Letter of  Intent"), between the Company and Levine Leichtman  Capital  Partners,  Inc., a California
corporation).

         The Company  shall use  reasonable  best efforts to cause the execution and delivery of the Merger  Agreement  within 24 hours after  termination of the
Letter of Intent. Upon such execution and delivery,  the Company agrees that the representations  and  warranties of the Company shall be true and correct in all material respects as of such time.

         Upon execution and delivery of the Merger Agreement by the Company, the
Merger  Agreement  shall be valid and binding on the each of the parties thereto in accordance with its terms.

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 22 of 23 Pages
-------------------------                              -------------------------

                                        F&H ACQUISITION CORP.

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                            Name: Mark E. Schwarz
                                            Title: President and Chief Executive Officer

                                        NPSP ACQUISITION CORP.

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                            Name: Mark E. Schwarz
                                            Title: President and Chief Executive Officer

                                        NEWCASTLE PARTNERS, L.P.

                                        By: Newcastle Capital Management, L.P.
                                            its General Partner

                                        By: Newcastle Capital Group, L.L.C.
                                            its General Partner

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                            Name: Mark E. Schwarz
                                            Title: Managing Member

                                        STEEL PARTNERS II, L.P.

                                        By: Steel Partners, L.L.C.
                                            General Partner

                                        By: /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Name: Warren G. Lichtenstein
                                            Title: Managing Member

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 23 of 23 Pages
-------------------------                              -------------------------

Confirmed and agreed to this 19th day of December 2005:

FOX & HOUND RESTAURANT GROUP

By: /s/ Steven M. Johnson
    ---------------------------------
    Name: Steven M. Johnson
    Title:Chief Executive Office